UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

CROWD SHARES AFTERMARKET, INC.

(Name of Issuer)

Common Stock, $.0001 par value

(Title of Class of Securities)

CUSIP No. 227871100

(CUSIP Number)

John B. Lowy, P.C.

645 Fifth Avenue, Suite 400

New York, NY 10022

(212) 371-7799

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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June 8, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 227871100	13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON YINGCHUAN WANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,000,000
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 8,000,000
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 227871100	13D	Page 3 of 4 Pages

ITEM 1.	SECURITY AND ISSUER

Common Stock, $.0001 p.v., Crowd Shares Aftermarket, Inc

ITEM 2.	IDENTITY AND BACKGROUND

Yingchuan Wang

3901 Main Street, #605A

Flushing, NY  11354

Ms. Wang is Managing Partner of Eagle Capital USA LLC, a licensed commercial mortgage broker, located at the above address. During the past five years, Ms. Wang has not been convicted in a criminal proceeding, and has not been a party to any civil proceeding by a judicial or administrative body of competent jurisdiction.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Ms. Wang paid $134,800 with her personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purpose of the transaction was to acquire a significant interest in the Issuer. The Issuer now intends to acquire interests in assets or businesses primarily in the real estate sector.  No agreements have been entered into as of the date of this filing.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The reporting person owns 8,000,000 shares of the Issuer, representing 35.5% of the Issuer’s outstanding common shares, $.0001 par value. The reporting person has sole voting and dispository power over these shares.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name
1

Incorporated by reference: Stock Purchase Agreement effective as of May 27, 2016, filed with the Securities and Exchange Commission by the Issuer on June 1, 2016 as Exhibit 10.1 to the Issuer’s Form 8-K.

CUSIP No. 227871100	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Yingchuan Wang
Name: Yingchuan Wang

Dated: 07/12/2016

[Signature Page to Schedule 13D]